FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1          FRN Variable Rate Fix dated 19 July 2004
No. 2          FRN Variable Rate Fix dated 19 July 2004
No. 3          FRN Variable Rate Fix dated 19 July 2004
No. 4          FRN Variable Rate Fix dated 19 July 2004
No. 5          FRN Variable Rate Fix dated 19 July 2004
No. 6          FRN Variable Rate Fix dated 19 July 2004
No. 7          Director Shareholding dated 19 July 2004
No. 8          Director Shareholding dated 19 July 2004
No. 9          FRN Variable Rate Fix dated 19 July 2004
No. 10         FRN Variable Rate Fix dated 22 July 2004
No. 11         FRN Variable Rate Fix dated 22 July 2004
No. 12         FRN Variable Rate Fix dated 23 July 2004

Document No. 1

RE: NORTHERN ROCK PLC
GBP  4,100,000.00
MATURING: 15-Oct-2007
ISSUE DATE: 16-Oct-2002
ISIN: XS0156549296

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jly-2004 TO 18-Oct-2004 HAS BEEN FIXED AT 4.960000 PCT.

DAY BASIS 94/365

INTEREST PAYABLE VALUE 11-Oct-2004 WILL AMOUNT TO:
GBP 12.77  PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 2

RE: NORTHERN ROCK PLC
JPY 25,000,000,000.00
MATURING: 19-Jan-2006
ISSUE DATE: 19-Feb-2003
ISIN: XS0162946916

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Jly-2004 TO 19-Oct-2004 HAS BEEN FIXED AT 0.100000 PCT.

DAY BASIS 91/360

INTEREST PAYABLE VALUE 19-Oct-2004 WILL AMOUNT TO:
JPY 253.00 PER JPY 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 3

RE: NORTHERN ROCK PLC
GBP 400,000,000.00
MATURING:16-Jan-2007
ISSUE DATE: 16-Jan-2004
ISIN: XS0183743151

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Jly-2004 to 18-Oct-2004 HAS BEEN FIXED AT 4.905000 PCT.

INTEREST PAYABLE VALUE 18-Oct-2004 WILL AMOUNT TO
GBP 12.33 PER GBP 1,000.00 DENOMINATION.
GBP 123.30 PER GBP 10,000.00 DENOMINATION.
GBP 1,232.95 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

RE: NORTHERN ROCK PLC
GBP 25,000,000,000.00
MATURING: 16-Jan-2009
ISSUE DATE: 16-Feb-2004
ISIN: XS0183579415

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jly-2004 TO 18-Oct-2004 HAS BEEN FIXED AT 4.960000 PCT.

DAY BASIS 94/365

INTEREST PAYABLE VALUE 18-Oct-2004 WILL AMOUNT TO
GBP 12.77 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5

RE: NORTHERN ROCK PLC
GBP  4,100,000.00
MATURING: 15-Oct-2007
ISSUE DATE: 16-Oct-2002
ISIN: XS0156549296

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jly-2004 TO 18-Oct-2004 HAS BEEN FIXED AT 4.960000 PCT.

DAY BASIS 94/365

INTEREST PAYABLE VALUE 18-Oct-2004 WILL AMOUNT TO:
GBP 12.77  PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 6

RE: NORTHERN ROCK PLC
GBP 1,000,000.00
MATURING: 16-Jan-2007
ISSUE DATE: 16-Jan-2004
ISIN: XS0183578953

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jly-2004 TO 18-Oct-2004 HAS BEEN FIXED AT 4.910000 PCT.

DAY BASIS 94/365

INTEREST PAYABLE VALUE 18-Oct-2004 WILL AMOUNT TO
GBP 12.64 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 7

                               NORTHERN ROCK PLC
                     NOTIFICATION OF ACQUISITION OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that on 16 July 2004 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares    Price per Share    Percentage of Issued Share Capital

        1895          GBP6.9041                     0.0004


Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 1895 shares to nil.

Document No. 8

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 16 July 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,000 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,481,844 Shares representing 1.30% of the Company's issued share capital.

Document No. 9

RE: NORTHERN ROCK PLC
GBP 4,100,000.00
MATURING: 18-Oct-2004
ISSUE DATE: 25-Oct-1999
ISIN: XS0103538822

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jly-2004 TO 18-Oct-2004 HAS BEEN FIXED AT 4.828750 PCT.

DAY BASIS 91/366

INTEREST PAYABLE VALUE 18-Oct-2004 WILL AMOUNT TO
GBP 120.06 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 10


RE: NORTHERN ROCK PLC
HKD 400,000,000.00
MATURING: 22-Jan-2007
ISSUE DATE: 21-Jan-2004
ISIN: XS0184384534

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Jly-2004 TO 21-Oct-2004 HAS BEEN FIXED AT 0.498710 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 21-Oct-2004 WILL AMOUNT TO:
HKD 1,257.02 PER HKD 1,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 11

RE: NORTHERN ROCK BUILDING SOCIETY
    EUR 10,000,000.00
    MATURING: 26-Apr-2007
    ISSUE DATE: 26-Apr-2000
    ISIN: XS0110472460

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26-Jly-2004 to 26-Oct-2004 HAS BEEN FIXED AT 2.300000 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 26-Oct-2004 WILL AMOUNT TO
EUR 5,877.78 PER EUR 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 12


RE: NORTHERN ROCK PLC
    GBP 13,000,000.00
    MATURING: 22-Apr-2009
    ISSUE DATE: 22-Oct-2003
    ISIN: XS0178883152

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Jly-2004 TO 22-Oct-2004 HAS BEEN FIXED AT 5.006250 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 22-Oct-2004 WILL AMOUNT TO
GBP 12.62 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  26 July 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary